Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Three Months Ended March 31,
(dollars in thousands)	2009	2008
Earnings: Loss before provision (benefit) for income taxes	$(242,729)	$ (51,127)
Interest expense	279,327	316,979
Implicit interest in rents	4,513	5,684
Total earnings	$ 41,111	$271,536
Fixed charges: Interest expense	$ 279,327	$316,979
Implicit interest in rents	4,513	5,684
Total fixed charges	$ 283,840	$322,663
Ratio of earnings to fixed charges*	0.14	0.84

*

Earnings were inadequate to cover total fixed charges by $242.7 million for the three months ended March 31, 2009 and $51.1 million for the three months ended March 31, 2008.

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